CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share	8,625,000	$33.00	$284,625,000	$30,455
Rights to Purchase Series A Junior Participating Preferred Stock(3)	—	—	—	—

(1)	Includes shares of common stock subject to an over-allotment option granted by the selling stockholders to the underwriters.
(2)	Calculated in accordance with Rule 457(r).
(3)	The rights to purchase Series A Junior Participating Preferred Stock are attached to and trade with the shares of common stock being registered hereby. The value attributed to such rights, if any, is reflected in the market price of the common stock. Accordingly, no separate registration fee is payable with respect thereto.

Filed Pursuant to Rule: 424(b)(1)
Registration No. 333-138475

7,500,000 Shares

Hercules Offshore, Inc.

Common Stock

The shares of common stock are being sold by the selling stockholders. Our common stock is listed on the NASDAQ Global Select Market under the symbol “HERO.” The last reported sale price of our common stock on the NASDAQ Global Select Market on November 13, 2006 was $33.76 per share. We will not receive any of the proceeds from the sale of shares of common stock sold by the selling stockholders.

The underwriters have an option to purchase a maximum of 1,125,000 additional shares from the selling stockholders to cover over-allotments of shares.

As described in this prospectus, in order to enable us to comply with U.S. shipping laws, our certificate of incorporation limits to 20% the aggregate ownership of our common stock by non-United States citizens.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$33.00	$1.2375	$31.7625
Total	$247,500,000	$9,281,250	$238,218,750

Delivery of the shares of common stock will be made on or about November 17, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

Citigroup

Deutsche Bank Securities

Simmons & Company

International

UBS Investment Bank

Morgan Keegan & Company, Inc.

Pickering Energy Partners

The date of this prospectus is November 13, 2006.

You should rely only on the information contained in or incorporated by reference in this prospectus or any free writing prospectus provided in connection with this offering. Neither we nor the underwriters have authorized anyone else to provide you with different information. Neither we nor the underwriters are making any offer of these securities in any jurisdiction where the offer is not permitted. The information contained or incorporated by reference in this prospectus and any free writing prospectus provided in connection with this offering is accurate only as of the respective dates thereof or, in the case of information incorporated by reference, only as of the date of such information, regardless of the time of delivery of this prospectus or any free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since such dates. It is important for you to read and consider all the information contained in this prospectus, including the documents incorporated by reference herein, in making your investment decision.

Industry and Market Data

In this prospectus or the documents we incorporate by reference, we rely on and refer to information regarding our industry from the U.S. Energy Information Administration and ODS-Petrodata, Inc. These organizations are not affiliated with us and are not aware of and have not consented to being named in this prospectus. We believe this information is reliable. In addition, in many cases we have made statements in this prospectus regarding our industry and our position in the industry based on our experience in the industry and our own evaluation of market conditions.

Non-GAAP Financial Measures

The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the U.S. Securities and Exchange Commission, or SEC, as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus, we disclose Adjusted EBITDA, a non-GAAP financial measure. Adjusted EBITDA is calculated as net income before interest expense, taxes, depreciation and amortization, gain on disposal of assets and loss on early retirement of debt. Adjusted EBITDA is not a substitute for the GAAP measures of earnings and cash flow.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus about our company. This summary is not complete and does not contain all of the information that is important to you or that you should consider before investing in our common stock. The information is qualified in its entirety by reference to detailed information and financial statements appearing elsewhere in this prospectus and the documents incorporated by reference herein and, therefore, should be read together with those documents. To understand the offering and our business fully, we strongly encourage you to read carefully this entire prospectus and the other documents incorporated by reference herein. Unless the context requires otherwise or we specifically indicate otherwise, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option, and the terms “Hercules,” “our company,” “we,” “our,” “ours” and “us” refer to Hercules Offshore, Inc. and its subsidiaries.

Our Company

We provide shallow-water drilling and liftboat services to the oil and natural gas exploration and production industry in the U.S. Gulf of Mexico and internationally. We provide these services to major integrated energy companies and independent oil and natural gas operators. We currently operate a fleet of nine jackup rigs that are capable of drilling in maximum water depths ranging from 85 to 250 feet and a fleet of 64 liftboats with leg lengths ranging from 105 to 260 feet. In the U.S. Gulf of Mexico, we have the fourth-largest fleet of jackup rigs operating in water depths of 250 feet and less and the largest fleet of liftboats with leg lengths greater than 100 feet.

Our jackup rigs are mobile, self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the drilling platform. Our rigs are used primarily for exploration and development drilling in the shallow waters of the U.S. Gulf of Mexico and internationally. Six of our jackup rigs have a cantilever design that permits the drilling platform to be extended out from the hull to perform drilling or workover operations over certain types of preexisting platforms or structures. Three of our jackup rigs have a slot-type design, which requires drilling operations to take place through a slot in the hull. Historically, jackup rigs with a cantilever design have maintained higher levels of utilization than rigs with a slot-type design, which are primarily used for exploratory drilling. However, one of our slot-type rigs has a competitive advantage in very shallow water as it is one of the few jackup rigs in the world that can drill in water depths as shallow as nine feet.

The following table contains information regarding our jackup rig fleet as of November 7, 2006.

Rig Name	Type	Maximum/ Minimum Water Depth Rating (feet)	Rated Drilling Depth (feet)(1)		Location	Status
11	Mat-supported, cantilever	200/21	20,000	(2)	U.S. Gulf of Mexico	Contracted
15	Independent leg, slot	85/9	20,000		U.S. Gulf of Mexico	Contracted
16	Independent leg, cantilever	170/16	16,000		Middle East	Contracted
20	Mat-supported, cantilever	100/20	25,000		U.S. Gulf of Mexico	Contracted
21	Mat-supported, cantilever	120/22	20,000		U.S. Gulf of Mexico	Contracted
22	Mat-supported, cantilever	173/22	15,000		U.S. Gulf of Mexico	Contracted
26	Independent leg, cantilever	250/12	20,000		U.S. Gulf of Mexico	Shipyard
30	Mat-supported, slot	250/25	20,000		U.S. Gulf of Mexico	Contracted
31	Mat-supported, slot	250/25	20,000		Asia	Contracted

(1)	Rated drilling depth means drilling depth stated by the manufacturer of the rig. Depending on deck space and other factors, a rig may not have the actual capacity to drill at the rated drilling depth.

(2)	Rated workover depth. Rig 11 is currently configured for workover activity, which includes maintenance and repair or modification of wells that have already been drilled and completed to enhance or resume the well’s production.

Our liftboats are self-propelled, self-elevating vessels with a large open deck space, which provides a versatile, mobile and stable platform to support a broad range of offshore maintenance and construction services throughout the life of an oil or natural gas well. Once a liftboat is in position, typically adjacent to an offshore production platform or well, third-party service providers perform inspection, maintenance or construction service on the platform or well. Unlike larger and more costly alternatives, such as jackup rigs or construction barges, our liftboats are self-propelled and can quickly reposition at a worksite or move to another location without third-party assistance. The following table contains information regarding our liftboat fleet as of November 7, 2006.

Gulf of Mexico

Leg Length/ Liftboat Class (feet)	Number of Liftboats	Average Deck Area (square feet)	Average Maximum Deck Load (pounds)
260	1	8,170	729,000
229-230	3	5,100	666,667
190-215	6	4,331	675,000
140-170	8	2,564	245,625
120-130	14	1,791	134,500
105	15	1,346	107,143

West Africa

Leg Length/ Liftboat Class (feet)	Number of Liftboats(1)	Average Deck Area (square feet)	Average Maximum Deck Load (pounds)
170-215	2	3,500	350,000
140-150	4	2,650	193,750
120-130	7	1,629	107,143
105	4	1,419	92,500

(1)	Includes five vessels operated by us but owned by a third party.

We generally contract our jackup rigs and liftboats under daily rental agreements that provide for a fixed rental rate while operating, which we refer to as a “dayrate.” To date, most of our contracts in the U.S. Gulf of Mexico have been on a short-term basis of less than one year. Our contracts in international markets have been longer-term.

Our Strengths

We believe our operations benefit from a number of competitive strengths, including the following:

•	Favorable Niche Position in the U.S. Gulf of Mexico Shallow-Water Jackup Rig Market. We believe that our fleet of jackup rigs fills an important niche in the shallow-water drilling market of the U.S. Gulf of Mexico. Three of our rigs have design features making them capable of working in special drilling situations encountered in the U.S. Gulf of Mexico.

•	Leading Provider of Liftboat Services in the U.S. Gulf of Mexico. We operate the largest fleet of liftboats in the U.S. Gulf of Mexico with leg lengths greater than 100 feet. Our liftboat fleet comprises a broad range of liftboat sizes and capabilities and is deployed across the major producing areas of the U.S. Gulf of Mexico continental shelf.

•	Operation of Jackup Rigs and Liftboats Provides Balance to Our Business. Utilization and dayrates for jackup rigs, which are used primarily for exploration and development drilling, tend to be more closely correlated with oil and natural gas price expectations and drilling activity levels than utilization and dayrates for liftboats, which are typically used throughout the life of an oil and natural gas field. We believe that our liftboats help us balance our exposure to commodity prices and drilling activity levels that we experience with our jackup rigs.

•	Strong Relationships with a Diversified Customer Base. Our customer base provides exposure to the spending patterns of major integrated energy companies, which are more stable, and of smaller independent exploration and production companies, which are more commodity-driven and subject to wider fluctuations. We benefit from our management’s long-standing relationships with many of our customers, and in some instances, we have developed preferred service provider relationships with our clients.

•	Experienced and Incentivized Management Team. Our senior and operating level management team has extensive industry experience in the U.S. Gulf of Mexico and internationally, with an average of approximately 25 years of experience in the oil service industry. We believe that their considerable knowledge of and experience in our industry enhances our ability to operate effectively throughout industry cycles. Our management also has substantial experience in identifying and completing asset acquisitions. Our incentive compensation plans are designed to align our management’s interests with our operating, financial and safety performance.

Our Strategies

Our goal is to be a leading provider of drilling and liftboat services, primarily in shallow-water markets, to the oil and natural gas exploration and production industry. We intend to employ the following strategies to achieve our goal:

•	Focus on Drilling and Liftboat Services. As one of the largest operators of shallow-water jackup rigs in the U.S. Gulf of Mexico and liftboats in the U.S. Gulf of Mexico and West Africa, we believe we are well-positioned to benefit from any increased levels of drilling and production maintenance activity in these regions. We also intend to continue pursuing expansion opportunities in the shallow-water U.S. Gulf of Mexico and international markets, including West Africa, the Middle East and the Asia-Pacific region.

•	Maintain Our Status as an Efficient, Low-Cost Service Provider. We strive to maintain an organizational structure and asset base that allow us to be an efficient, low-cost service provider in the industry. Because of the smaller rig and crew sizes required to operate our jackup fleet as compared to higher specification assets, we believe our rigs have an operating and capital cost advantage. In addition, our liftboat operations are organized to allow for the integration of future liftboat acquisitions without significant incremental overhead.

•

Pursue Strategic Growth Opportunities. We believe that opportunities remain to acquire shallow-water rigs from service providers that are more focused on higher specification assets needed to service customers operating in the deepwater market segment or drilling complex ultra-deep wells. We also believe that opportunities exist to acquire liftboats from smaller-scale operators as those operators may opt for consolidation given the economic and operational advantages associated with operating a larger fleet. From time to time, we review, and may have outstanding bids or be in discussions with potential sellers regarding, possible acquisitions of assets or other similar transactions. Any such acquisitions may require significant capital commitments.

•	Remain Financially Disciplined and Conservative. We use return on capital employed in evaluating new investments and intend to pursue only those investments that we believe will produce strong returns on capital employed throughout an entire industry cycle. Furthermore, we intend to maintain a conservative capital structure and sufficient liquidity to operate throughout the industry cycle.

Risks Related to Our Business and Our Strategies

Prospective investors should carefully consider the matters described under “Risk Factors,” including that our business depends on the level of activity in the oil and natural gas industry; our business is concentrated in the shallow-water U.S. Gulf of Mexico, where market conditions are highly cyclical and subject to rapid change; our industry is highly competitive, with intense price competition; our expanding international operations subject us to additional political, economic, and other uncertainties; our business involves numerous operating hazards, including loss or damage from severe weather; and our acquisition strategy may be unsuccessful. One or more of these matters could negatively impact our business and our ability to implement successfully our business strategies.

Recent Developments

Closing of West African Liftboat Purchase

On November 7, 2006, we completed our previously announced transaction with Halliburton West Africa Limited and Halliburton Energy Services Nigeria Limited. In the transaction, we: (1) purchased eight liftboats owned by Halliburton, (2) assumed Halliburton’s rights to operate five additional liftboats under an arrangement with the third-party vessel owner, (3) assumed the lease of a 1.25 hectare shore-based facility located in Warri, Nigeria that includes warehouse space, offices and a machine shop and (4) assumed Halliburton’s rights and obligations under certain customer contracts and other agreements related to Halliburton’s liftboat operations in West Africa. The purchase price for the acquisition was $50.0 million, subject to adjustment, plus up to an aggregate of $10.0 million payable under a three-year earnout agreement. We operate the five liftboats owned by the third party under a management agreement that applies while the liftboats are under contract with Chevron Nigeria Limited. The liftboats are currently operating in the coastal waters of Nigeria and Cameroon and have leg lengths ranging from 105 to 215 feet.

Principal Executive Offices

Our principal executive offices are located at 11 Greenway Plaza, Suite 2950, Houston, Texas 77046, and our telephone number is (713) 979-9300. Our corporate website address is www.herculesoffshore.com. The information contained in or accessible from our corporate website is not part of this prospectus.

The Offering

Common stock offered by the selling stockholders	7,500,000 shares

Common stock to be outstanding after the offering	31,993,866 shares

Common stock held by the selling stockholders after the offering	2,392,691 shares (1,267,691 shares if the underwriters exercise the over-allotment option in full).

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Over-allotment option	The selling stockholders have granted the underwriters a 30-day option to purchase a maximum of 1,125,000 additional shares of our common stock at the price to public set forth on the cover page of this prospectus to cover over-allotments, if any.

Risk factors	You should consider carefully all of the information set forth in this prospectus and, in particular, the specific factors set forth under “Risk Factors” below, before deciding whether to invest in our common stock.

Dividend policy	We do not intend to declare or pay regular dividends on our common stock in the foreseeable future.

NASDAQ Global Select Market symbol for our common stock	HERO

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding on November 1, 2006 and excludes 1,507,734 shares of common stock reserved for issuance under our 2004 long-term incentive plan, of which options to purchase 1,839,500 shares at a weighted average exercise price of $11.38 per share had been issued as of November 1, 2006.

Summary Consolidated Financial Data

We have derived the following consolidated financial information as of and for the period from inception to December 31, 2004 and as of and for the year ended December 31, 2005 from our audited consolidated financial statements incorporated by reference in this prospectus. We have derived the following consolidated financial information as of September 30, 2006 and for the nine-month periods ended September 30, 2006 and 2005 from our unaudited consolidated financial statements incorporated by reference in this prospectus. The financial information as of and for the nine-month period ended September 30, 2006 includes, in management’s opinion, all adjustments necessary for the fair presentation of our financial position as of such date and our results of operations for such period.

We were formed in July 2004 and commenced operations in August 2004. From our formation to December 31, 2005, we completed several significant asset acquisitions that impact the comparability of our historical financial results. Our financial results reflect the impact of the assets only after the date of their acquisition. This prospectus and the documents incorporated by reference herein do not include any financial information relating to the assets for periods prior to their acquisition date.

In addition, in connection with our initial public offering, we converted from a Delaware limited liability company to a Delaware corporation on November 1, 2005. Prior to the conversion, our owners elected to be taxed at the member unitholder level rather than at the company level. As a result, we did not recognize any tax provision on our income prior to the conversion. Upon completion of the conversion, we recorded a tax provision of $12.1 million related to the recognition of deferred taxes equal to the tax effect of the difference between the book and tax basis of our assets and liabilities as of the effective date of the conversion.

The following summary financial data are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and accompanying notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our annual report on Form 10-K for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the quarter ended September 30, 2006, each as incorporated by reference into this prospectus. See “Where You Can Find More Information” in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31, 2005	Period from Inception to December 31, 2004
	2006	2005
	(dollars in thousands, except per share and per day data)
INCOME STATEMENT DATA:
Revenues:
Drilling services	$123,862	$79,427	$103,422	$24,006
Marine services	105,780	33,888	57,912	7,722
Total revenues	229,642	113,315	161,334	31,728
Costs and Expenses:
Operating expenses for drilling services, excluding depreciation and amortization	43,256	37,379	48,330	12,799
Operating expenses for marine services, excluding depreciation and amortization	38,137	18,184	29,484	4,198
Depreciation and amortization	22,582	9,075	13,790	2,016
General and administrative, excluding depreciation and amortization	20,396	9,136	13,871	2,808
Total costs and expenses	124,371	73,774	105,475	21,821
Operating Income	105,271	39,541	55,859	9,907
Other Income (Expense):
Interest expense	(6,824)	(7,572)	(9,880)	(2,070)
Gain on disposal of assets	30,690	—	—	—
Loss on early retirement of debt	—	(2,786)	(4,078)	—
Other, net	2,697	479	924	228
Income Before Income Taxes	131,834	29,662	42,825	8,065
Income Tax Provision
Current income tax	(20,658)	—	(122)	—
Deferred income tax	(27,652)	—	(15,247)	—
Net Income	$83,524	$29,662	$27,456	$8,065
Net Income Per Share:
Basic	$2.67	$1.24	$1.10	$0.55
Diluted	$2.57	$1.22	$1.08	$0.55
Weighted Average Shares Outstanding:
Basic	31,234,533	23,855,353	24,919,273	14,689,724
Diluted	32,440,950	24,324,935	25,431,822	14,689,724
BALANCE SHEET DATA (as of end of period):
Cash and cash equivalents	$84,966	$16,756	$47,575	$14,460
Working capital	129,120	38,747	70,083	30,283
Total assets	556,695	266,094	354,825	132,156
Long-term debt, net of current portion	92,200	138,600	93,250	53,000
Total stockholders’ equity	356,607	105,400	215,943	71,087
OTHER FINANCIAL DATA:
Adjusted EBITDA(1)	$130,550	$49,095	$70,573	$12,151
Net cash provided by (used in):
Operating activities	84,970	37,710	52,763	(6,495)
Investing activities	(96,696)	(117,735)	(172,953)	(96,274)
Financing activities	49,117	82,321	153,305	117,229
Capital expenditures	143,282	115,571	168,038	94,443
Deferred drydocking expenditures	8,967	4,617	7,369	601
OPERATING DATA:
Domestic Contract Drilling Services Segment:
Number of rigs (as of end of period)	6	9	9	5
Average revenue per rig per day(2)	$78,449	$44,552	$47,177	$32,098
Rig utilization(3)	93.3%	96.4%	94.9%	99.6%
International Contract Drilling Services:
Number of rigs (as of end of period)	3	—	—	—
Average revenue per rig per day(2)	$91,486	—	—	—
Rig utilization(3)	97.1%	—	—	—
Domestic Marine Services Segment:
Number of liftboats (as of end of period)	47	39	42	22
Average revenue per liftboat per day(2)	$10,863	$5,859	$6,503	$5,720
Liftboat utilization(3)	78.2%	76.0%	78.1%	68.9%

	Nine Months Ended September 30,		Year Ended December 31, 2005	Period from Inception to December 31, 2004
	2006	2005
	(dollars in thousands, except per share and per day data)
International Marine Services Segment:
Number of liftboats (as of end of period)	4	—	4	—
Average revenue per liftboat per day(2)	$10,494	—	$10,243	—
Liftboat utilization(3)	86.7%	—	100.0%	—

(1)	Adjusted EBITDA consists of net income before interest expense, taxes, depreciation and amortization, gain on disposal of assets and loss on early retirement of debt. See “Non-GAAP Financial Measures.” Adjusted EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA and Adjusted EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using Adjusted EBITDA. In addition, we utilize Adjusted EBITDA in evaluating acquisition targets. Management also believes that Adjusted EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and Adjusted EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. Adjusted EBITDA is not a substitute for the GAAP measures of earnings or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA and Adjusted EBITDA differently and, therefore, Adjusted EBITDA as presented for us may not be comparable to EBITDA and Adjusted EBITDA reported by other companies. Adjusted EBITDA has material limitations as a performance measure because it excludes interest expense, taxes, depreciation and amortization, gain on disposal of assets and loss on early retirement of debt. The following tables reconcile Adjusted EBITDA with our net income and with our net cash provided by (used in) operating activities.

Reconciliation of Adjusted EBITDA

	Nine Months Ended September 30,		Year Ended December 31, 2005	Period from Inception to December 31, 2004
	2006	2005
	(dollars in thousands)
Net income	$83,524	$29,662	$27,456	$8,065
Plus: interest expense	6,824	7,572	9,880	2,070
Plus: income tax provision	48,310	—	15,369	—
Plus: depreciation and amortization	22,582	9,075	13,790	2,016
Less: gain on disposal of assets	(30,690)	—
Plus: loss on early retirement of debt	—	2,786	4,078	—

Adjusted EBITDA	130,550	49,095	70,573	12,151

Less: interest expense	(6,824)	(7,572)	(9,880)	(2,070)
Less: income tax provision	(48,310)	—	(15,369)	—
Plus: amortization of deferred financing fees	506	714	890	215
Plus: provision for doubtful accounts	160	(519)	(519)	519
Plus: stock based compensation	2,277	—
Plus: deferred income taxes	27,652	—	78	—
Less: gain on sale of assets	(89)	—	15,247	—
Less: increase in current assets	(59,862)	(19,633)	(28,184)	(22,379)
Plus: increase in current liabilities	38,910	15,625	19,927	5,069

Net cash provided by (used in) operating activities	$84,970	$37,710	$52,763	$(6,495)

(2)	Average revenue per rig or liftboat per day is defined as revenue earned by our rigs or liftboats, as applicable, in the period divided by the total number of days our rigs or liftboats, as applicable, were under contract, known as operating days, in the period. Included in revenue is a total of $847,564 related to amortization of deferred mobilization revenue and contract specific capital expenditures reimbursed by the customer for the nine months ended September 30, 2006.
(3)	Utilization is defined as the total number of operating days for our rigs or liftboats, as applicable, in the period as a percentage of the total number of available days in the period. Days during which our rigs and liftboats were undergoing major refurbishments, upgrades or construction, which included Rig 16, Rig 21, Rig 26, Rig 31 and the Whale Shark, or cold-stacked units, which included three of our liftboats, are not counted as available days. Days during which our liftboats are in the shipyard undergoing drydocking or inspection are considered available days for the purposes of calculating utilization.

RISK FACTORS

You should carefully consider each of the following risks and all of the information set forth in this prospectus and the documents we incorporate by reference before deciding to invest in our common stock. If any of the following risks and uncertainties develop into actual events, our business, financial condition, results of operations or cash flows could be materially adversely affected. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described below. Please see “Forward-Looking Information.”

Risks Related to Our Business

Our business depends on the level of activity in the oil and natural gas industry, which is significantly affected by volatile oil and natural gas prices.

Our business depends on the level of activity in oil and natural gas exploration, development and production in the U.S. Gulf of Mexico and internationally, and in particular, the level of exploration, development and production expenditures of our customers. Oil and natural gas prices and our customers’ expectations of potential changes in these prices significantly affect this level of activity. In particular, changes in the price of natural gas materially affect our operations because drilling in the shallow-water U.S. Gulf of Mexico is primarily focused on developing and producing natural gas reserves. Oil and natural gas prices are extremely volatile. Since reaching $15.39 per MMBtu at the Henry Hub on December 13, 2005, natural gas prices have declined sharply, reaching a low of $3.63 per MMBtu at the Henry Hub on September 29, 2006. As of November 3, 2006, the closing price of natural gas at the Henry Hub was $7.43 per MMBtu. Commodity prices are affected by numerous factors, including the following:

•	the demand for oil and natural gas in the United States and elsewhere;

•	the cost of exploring for, producing and delivering oil and natural gas;

•	economic and weather conditions in the United States and elsewhere;

•	expectations regarding future prices;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, commonly called “OPEC,” to set and maintain production levels and pricing;

•	the level of production in non-OPEC countries;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves; and

•	the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East and other significant oil and natural gas producing regions or further acts of terrorism in the United States, or elsewhere.

Depending on the market prices of oil and natural gas, companies exploring for oil and natural gas may cancel or curtail their drilling programs, thereby reducing demand for drilling services. Any reduction in the demand for drilling and liftboat services may materially erode dayrates and utilization rates for our units, which would adversely affect our financial condition and results of operations.

Our business is concentrated in the shallow-water U.S. Gulf of Mexico, where market conditions are highly cyclical and subject to rapid change. The mature nature of this region could result in less drilling activity in the area, thereby reducing demand for our services.

Historically, the offshore service industry has been highly cyclical, with periods of high demand and high dayrates often followed by periods of low demand and low dayrates. Periods of low demand intensify the competition in the industry and often result in rigs or liftboats being idle for long periods of time. We may be required to idle rigs or liftboats or enter into lower dayrate contracts in response to market conditions in the future. In the U.S. Gulf of Mexico, contracts are generally short term, and oil and natural gas companies tend to respond quickly to upward or downward changes in prices. Due to the short-term nature of most of our contracts, changes in market conditions can quickly affect our business. In addition, customers generally have the right to terminate our contracts with little or no notice, and without penalty. As a result of the cyclicality of our industry, we expect our results of operations to be volatile.

In addition, the U.S. Gulf of Mexico, and in particular the shallow-water region of the U.S. Gulf of Mexico, is a mature oil and natural gas production region that has experienced substantial seismic survey and exploration activity for many years. Because a large number of oil and natural gas prospects in this region have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. According to the U.S. Energy Information Administration, the average size of the U.S. Gulf of Mexico discoveries has declined significantly since the early 1990s. In addition, the amount of natural gas production in the shallow-water U.S. Gulf of Mexico has declined over the last decade. Moreover, oil and natural gas companies may be unable to obtain financing necessary to drill prospects in this region. The decrease in the size of oil and natural gas prospects, the decrease in production or the failure to obtain such financing may result in reduced drilling activity in the U.S. Gulf of Mexico and reduced demand for our services.

Our industry is highly competitive, with intense price competition. Our inability to compete successfully may reduce our profitability.

Our industry is highly competitive. Our contracts are traditionally awarded on a competitive bid basis. Pricing is often the primary factor in determining which qualified contractor is awarded a job. Dayrates also depend on the supply of vessels. Generally, excess capacity puts downward pressure on dayrates. Excess capacity can occur when newly constructed vessels enter the market, when vessels are mobilized between market areas and when non-marketed vessels are re-activated. Many other companies in the drilling industry are larger than we are and have more diverse fleets, or fleets with generally higher specifications, and greater resources than we have. In addition, the competitive environment has intensified as recent mergers among oil and natural gas companies have reduced the number of available customers. Finally, competition among shallow-water drilling and marine service providers is also affected by each provider’s reputation for safety and quality. We may not be able to maintain our competitive position, and we believe that competition for contracts will continue to be intense in the foreseeable future. Our inability to compete successfully may reduce our profitability.

The terms of some of our dayrate drilling contracts may limit our ability to benefit from increasing dayrates in an improving market.

Although historically our offshore drilling contracts in the U.S. Gulf of Mexico generally have been on a short-term basis, from time to time, and particularly in international markets, we may enter into longer term contracts. The duration of offshore drilling contracts is generally determined by market demand and the strategies of the offshore drilling contractors and their customers. In periods of rising demand for offshore rigs, a drilling contractor generally would prefer to enter into well-to-well or other shorter term contracts that would allow the contractor to profit from increasing dayrates, while customers with reasonably definite drilling programs would typically prefer longer term contracts in order to maintain dayrates at a consistent level. Conversely, in periods of decreasing demand for offshore rigs, a drilling contractor generally would prefer longer term contracts to preserve dayrates and utilization, while customers generally would prefer well-to-well contracts or other shorter term contracts that would allow the customer to benefit from the decreasing dayrates. Our inability to fully benefit from increasing dayrates in an improving market, due to the long-term nature of some of our contracts, may adversely affect our profitability.

Our drilling and liftboat contracts may be terminated due to events beyond our control.

Our customers may terminate some of our drilling and liftboat contracts if the unit is destroyed or lost or if operations are suspended for a specified period of time as a result of a breakdown of our equipment, or due to events beyond the control of either party. In some cases, our drilling contracts and liftboat contracts may be terminable upon specified advance notice from the customer and, after some termination payment (which would not fully compensate us for the loss of the contract). Early termination of a contract may result in a rig or liftboat being idle for an extended period of time, which could adversely affect our financial position, results of operations and cash flows.

Our business involves numerous operating hazards, and our insurance may not be adequate to cover our losses.

Our operations are subject to the usual hazards inherent in the drilling and operation of oil and natural gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punchthroughs, craterings, fires and pollution. The occurrence of these events could result in the suspension of drilling or production operations, claims by the operator, severe damage to or destruction of the equipment involved and injury or death to rig or liftboat personnel. We may also be subject to personal injury and other claims of rig or liftboat personnel as a result of our drilling and liftboat operations. Operations also may be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services and personnel shortages.

In addition, our drilling and liftboat operations are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Tropical storms, hurricanes and other severe weather prevalent in the U.S. Gulf of Mexico, such as Hurricane Rita in September 2005, Hurricane Katrina in August 2005 and Hurricane Ivan in September 2004, could have a material adverse effect on our operations. During such severe storms, our liftboats typically leave location and cease to earn a full dayrate. Under U.S. Coast Guard guidelines, the liftboats cannot return to work until the weather improves and seas are less than five feet.

In August 2005, two of our jackup rigs, Rig 21 and Rig 25, sustained damage during Hurricane Katrina. We have salvaged certain equipment from Rig 25, which is no longer operable and will be scrapped. Rig 21 suffered extensive damage to its mat as a result of the storm and was not available for service for approximately eight months. In addition, our liftboats were required to leave location during Hurricanes Katrina and Rita and did not earn any dayrate for an average of five days per vessel.

Damage to the environment could result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and natural gas companies and other businesses operating offshore and in coastal areas. Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks. Moreover, pollution and environmental risks generally are not totally insurable.

As a result of a number of recent catastrophic events like the terrorist attacks on September 11, 2001 and Hurricanes Ivan, Katrina and Rita, insurance underwriters increased insurance premiums for many of the coverages historically maintained and issued general notices of cancellation and significant changes for a wide variety of insurance coverages. The oil and natural gas industry suffered extensive damage from Hurricanes Ivan, Katrina and Rita. As a result, when we renewed our coverages in July 2006, our insurance costs increased significantly, our deductibles increased and our coverage for named windstorm damage was restricted. Any additional severe storm activity in the energy producing areas of the U.S. Gulf of Mexico in the future could cause insurance underwriters to no longer insure U.S. Gulf of Mexico assets against weather-related damage. A number of our customers that produce oil and natural gas have previously maintained business interruption insurance for their production. This insurance may cease to be available in the future, which could adversely impact our customers’ business prospects in the U.S. Gulf of Mexico and reduce demand for our services.

If a significant accident or other event resulting in damage to our rigs or liftboats, including severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial condition and results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks.

A single customer accounts for a significant portion of our revenues, the loss of which could adversely affect our financial condition and results of operations.

We derive a significant amount of our revenue from a single major integrated energy company. Chevron Corporation represented approximately 33.1% and 28.6% of our drilling services revenues for the period from inception to December 31, 2004 and the year ended December 31, 2005, respectively. Chevron represented approximately 40.1% and 33.6% of our domestic marine services revenues for the period from inception to December 31, 2004 and the year ended December 31, 2005, respectively. Our financial condition and results of operations will be materially adversely affected if Chevron curtails its activities in the U.S. Gulf of Mexico or Nigeria, terminates its contracts with us, fails to renew its existing contracts or refuses to award new contracts to us and we are unable to enter into contracts with new customers at comparable dayrates.

Re-activation of non-marketed rigs or liftboats, mobilization of rigs or liftboats back to the U.S. Gulf of Mexico or new construction of rigs or liftboats could result in excess supply in the region, and our dayrates and utilization could be reduced.

If market conditions continue to improve, inactive rigs and liftboats that are not currently being marketed could be reactivated to meet an increase in demand, and the 2005 hurricanes have resulted in the reactivation of a number of shallow-water rigs that have been cold-stacked for the past several years. Improved market conditions, particularly relative to other markets, could also lead to jackup rigs, other mobile offshore drilling units and liftboats being moved into the U.S. Gulf of Mexico or could lead to increased construction and upgrade programs by our competitors. Some of our competitors have already announced plans to upgrade existing equipment or build additional jackup rigs with higher specifications than our rigs. According to ODS-Petrodata, as of October 1, 2006, 61 jackup rigs had been ordered by industry participants, national oil companies and financial investors for delivery through 2009. As of November 1, 2006, we believe there were also 13 liftboats under construction or on order in the United States that may be used in the U.S. Gulf of Mexico. A significant increase in the supply of jackup rigs, other mobile offshore drilling units or liftboats could adversely affect both our utilization and dayrates.

Upgrade, refurbishment and repair projects are subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

We make upgrade, refurbishment and repair expenditures for our fleet from time to time, including when we acquire units or when repairs or upgrades are required by law, in response to an inspection by a governmental authority or when a unit is damaged. We recently completed upgrades to Rig 16 and Rig 31, and we are currently refurbishing Rig 26. We expect to spend a total of approximately $80.5 million in 2006 to refurbish and upgrade our rigs and liftboats.

Upgrade, refurbishment and repair projects are subject to the risks of delay or cost overruns inherent in any large construction project, including costs or delays resulting from the following:

•	unexpectedly long delivery times for key equipment and materials;

•	shortages of skilled labor and other shipyard personnel necessary to perform the work;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	unforeseen engineering problems;

•	unanticipated actual or purported change orders;

•	work stoppages;

•	financial or other difficulties at shipyards;

•	adverse weather conditions; and

•	inability to obtain required permits or approvals.

Significant cost overruns or delays would adversely affect our financial condition and results of operations. Additionally, capital expenditures for rig upgrade and refurbishment projects could exceed our planned capital expenditures.

Our jackup rigs are at a relative disadvantage to higher specification rigs, which may be more likely to obtain contracts than lower specification jackup rigs such as ours.

Many of our competitors have jackup fleets with generally higher specification rigs than those in our jackup fleet. Particularly during market downturns when there is decreased rig demand, higher specification rigs may be more likely to obtain contracts than lower specification jackup rigs such as ours. In addition, higher specification rigs may be more adaptable to different operating conditions and therefore have greater flexibility to move to areas of demand in response to changes in market conditions. Because a majority of our rigs were designed specifically for drilling in the shallow-water U.S. Gulf of Mexico, our ability to move them to other regions in response to changes in market conditions is limited. Furthermore, in recent years, an increasing amount of exploration and production expenditures have been concentrated in deepwater drilling programs and deeper formations, including deep natural gas prospects, requiring higher specification jackup rigs, semisubmersible drilling rigs or drillships. This trend is expected to continue and could result in a decline in demand for lower specification jackup rigs like ours, which could have an adverse impact on our financial condition and results of operations.

Our acquisition strategy may be unsuccessful if we incorrectly predict operating results, are unable to identify and complete future acquisitions, fail to successfully integrate acquired assets or businesses we acquire, or are unable to obtain financing for acquisitions on acceptable terms.

The acquisition of assets or businesses that are complementary to our drilling and liftboat operations is an important component of our business strategy. We believe that acquisition opportunities may arise from time to time, and any such acquisition could be significant. At any given time, discussions with one or more potential sellers may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction and we may not be able to identify or complete any acquisitions. In addition, we cannot predict the effect, if any, that any announcement or consummation of an acquisition, including our recent acquisition of liftboats from Halliburton, would have on the trading price of our common stock.

Any future acquisitions could present a number of risks, including:

•

the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and

•	the risk of diversion of management’s attention from existing operations or other priorities.

In addition, we may not be able to obtain, on terms we find acceptable, sufficient financing that may be required for any such acquisition or investment.

If we are unsuccessful in completing acquisitions of other operations or assets, our financial condition could be adversely affected and we may be unable to implement an important component of our business strategy successfully. In addition, if we are unsuccessful in integrating our acquisitions in a timely and cost-effective manner, our financial condition and results of operations could be adversely affected.

Failure to employ a sufficient number of skilled workers or an increase in labor costs could hurt our operations.

We require skilled personnel to operate and provide technical services and support for our rigs and liftboats. In periods of increasing activity and when the number of operating units in the U.S. Gulf of Mexico increases, either because of new construction, re-activation of idle units or the mobilization of units into the region, shortages of qualified personnel could arise, creating upward pressure on wages and difficulty in staffing our units. In addition, our ability to expand our operations depends in part upon our ability to increase the size of our skilled labor force. We will need to hire additional vessel-based employees in connection with the commencement of operations of Rig 26, and possibly in connection with our recent acquisition of liftboats from Halliburton. Moreover, our labor costs increased significantly in 2005, and this trend has continued in 2006.

Although our domestic employees are not covered by a collective bargaining agreement, the marine services industry has been targeted by maritime labor unions in an effort to organize U.S. Gulf of Mexico employees. A significant increase in the wages paid by competing employers or the unionization of our U.S. Gulf of Mexico employees could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Governmental laws and regulations may add to our costs or limit drilling activity and liftboat operations.

Our operations are affected in varying degrees by governmental laws and regulations. The industries in which we operate are dependent on demand for services from the oil and natural gas industry and, accordingly, are also affected by changing tax and other laws relating to the energy business generally. We are also subject to the jurisdiction of the United States Coast Guard, the National Transportation Safety Board and the United States Customs and Border Protection Service, as well as private industry organizations such as the American Bureau of Shipping. We may be required to make significant capital expenditures to comply with laws and the applicable regulations and standards of those authorities and organizations. Moreover, the cost of compliance could be higher than anticipated. Similarly, our international operations are subject to certain international conventions and the laws, regulations and standards of other foreign countries in which we operate. It is also possible that these conventions, laws, regulations and standards may in the future add significantly to our operating costs or limit our activities.

In addition, as our vessels age, the costs of drydocking the vessels in order to comply with governmental laws and regulations and to maintain their class certifications are expected to increase, which could have an adverse effect on our financial condition and results of operations.

Compliance with or a breach of environmental laws can be costly and could limit our operations.

Our operations are subject to regulations that require us to obtain and maintain specified permits or other governmental approvals, control the discharge of materials into the environment, require the removal and cleanup of materials that may harm the environment or otherwise relate to the protection of the environment. For example, as an operator of mobile offshore drilling units and liftboats in navigable U.S. waters and some offshore areas, we may be liable for damages and costs incurred in connection with oil spills or other unauthorized discharges of chemicals or wastes resulting from those operations. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Some of these laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new requirements, both in U.S. waters and internationally, could have a material adverse effect on our financial condition and results of operations.

Our business would be adversely affected if we failed to comply with the provisions of U.S. law on coastwise trade, or if those provisions were modified, repealed or waived.

We are subject to U.S. federal laws that restrict maritime transportation, including liftboat services, between points in the United States to vessels built and registered in the United States and owned and manned by U.S. citizens. We are responsible for monitoring the ownership of our common stock. If we do not comply with these restrictions, we would be prohibited from operating our liftboats in U.S. coastwise trade, and under certain circumstances we would be deemed to have undertaken an unapproved foreign transfer, resulting in severe penalties, including permanent loss of U.S. coastwise trading rights for our liftboats, fines or forfeiture of the liftboats.

During the past several years, interest groups have lobbied Congress to repeal these restrictions to facilitate foreign flag competition for trades currently reserved for U.S.-flag vessels under the federal laws. We believe that interest groups may continue efforts to modify or repeal these laws currently benefiting U.S.-flag vessels. If these efforts are successful, it could result in increased competition, which could adversely affect our results of operations.

We are subject to additional political, economic, and other uncertainties as our international operations have expanded.

An element of our business strategy is to continue to expand into international oil and natural gas producing areas such as West Africa, the Middle East and the Asia-Pacific region, including India. We currently own or operate 17 liftboats operating offshore Nigeria and Cameroon, one rig operating offshore Qatar and one operating offshore India, and we are marketing Rig 26 to work in international markets following completion of the refurbishment and upgrade project on that rig. Our international operations are subject to a number of risks inherent in any business operating in foreign countries, including:

•	political, social and economic instability, war and acts of terrorism;

•	potential seizure or nationalization of assets;

•	damage to our equipment or violence directed at our employees;

•	increased operating costs;

•	complications associated with repairing and replacing equipment in remote locations;

•	modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage in certain areas;

•	import-export quotas;

•	confiscatory taxation;

•	work stoppages, particularly in the Nigerian labor environment;

•	restrictions on currency repatriations;

•	currency fluctuations and devaluations; and

•	other forms of government regulation and economic conditions that are beyond our control.

As a result of our international expansion, including with the Halliburton acquisition, the exposure to these risks will increase. Our financial condition and results of operations could be susceptible to adverse events beyond our control that may occur in the particular country or region in which we are active.

Many governments favor or effectively require that liftboat or drilling contracts be awarded to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may result in inefficiencies or put us at a disadvantage when bidding for contracts against local competitors.

Our non-U.S. contract drilling and liftboat operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the equipment and operation of drilling units and liftboats, currency conversions and repatriation, oil and natural gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of units and other equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems which are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Due to our international operations, we may experience currency exchange losses where revenues are received and expenses are paid in nonconvertible currencies or where we do not hedge an exposure to a foreign currency. We may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operation, controls over currency exchange or controls over the repatriation of income or capital.

Our debt could adversely affect our ability to operate our business and make it difficult to meet our debt service obligations.

As of September 30, 2006, we have total outstanding debt of approximately $93.6 million. This debt represents approximately 20.8% of our total capitalization. We have up to $75 million of available capacity under our revolving credit facility, under which we may continue to borrow to fund working capital or other needs in the near term. Our debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences on our business and future prospects, including the following:

•	we may not be able to obtain necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	we may be exposed to risks inherent in interest rate fluctuations because our borrowings generally are at variable rates of interest, which would result in higher interest expense in the event of increases in interest rates; and

•	we could be more vulnerable in the event of a downturn in our business that would leave us less able to take advantage of significant business opportunities and to react to changes in our business and in market or industry conditions.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our future cash flows may be insufficient to meet all of our debt obligations and commitments, and any insufficiency could negatively impact our business. To the extent we are unable to repay our indebtedness as it becomes due or at maturity with cash on hand or from other sources, we will need to refinance our debt, sell assets or repay the debt with the proceeds from equity offerings. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing indebtedness, and we may not be able to complete asset sales in a timely manner sufficient to make such repayments.

Our senior secured credit agreement imposes significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

Our senior secured credit agreement imposes significant operating and financial restrictions on us. These restrictions limit our ability to:

•	make investments and other restricted payments, including dividends;

•	incur additional indebtedness;

•	create liens;

•	restrict dividend or other payments by our subsidiaries to us;

•	sell our assets or consolidate or merge with or into other companies;

•	engage in transactions with affiliates; and

•	make capital expenditures.

These limitations are subject to a number of important qualifications and exceptions. Our credit agreement also requires us to maintain a minimum fixed charge coverage ratio. These covenants may adversely affect our ability to finance our future operations and capital needs and to pursue available business opportunities. A breach of any of these covenants could result in a default in respect of the related debt. If a default were to occur, the relevant lenders could elect to declare the debt, together with accrued interest and other fees, immediately due and payable and proceed against any collateral securing that debt.

Risks Related to Our Limited Operating History

Because we have a limited operating history and we have not provided three years of audited financial statements that normally would be required in an SEC registration statement, you may not be able to evaluate our current business and future earnings prospects accurately.

We were formed in July 2004 to provide drilling and liftboat services to the oil and natural gas exploration and production industry. As a result, we have limited operating history upon which you can base an evaluation of our current business and our future earnings prospects.

In addition, the documents incorporated by reference herein include audited financial statements only as of and for the year ended December 31, 2005 and as of and for the period from inception to December 31, 2004. We have acquired our fleet of jackup rigs and liftboats in a number of separate asset acquisitions since our formation in July 2004. We have not completed or provided in this prospectus or the documents incorporated by reference herein any stand-alone pre-acquisition financial statements for the assets we acquired in these transactions. As a result, and given our recent date of formation, we have not provided in this prospectus or the documents incorporated by reference herein three years of audited financial statements that normally would be provided or incorporated by reference in a prospectus forming part of an SEC registration statement. Accordingly, you have limited information upon which to make your decision to invest in our common stock.

Risks Related to the Securities Markets and Ownership of Our Common Stock

We limit foreign ownership of our company, which could reduce the price of our common stock.

Our certificate of incorporation limits the percentage of outstanding common stock and other classes of capital stock that can be owned by non-United States citizens within the meaning of statutes relating to the ownership of U.S.-flagged vessels. Applying the statutory requirements applicable today, our certificate of incorporation provides that no more than 20% of our outstanding common stock may be owned by non-United States citizens and establishes mechanisms to maintain compliance with these requirements. These restrictions may have an adverse impact on the liquidity or market value of our common stock because holders may be unable to transfer our common stock to non-United States citizens. Any attempted or purported transfer of our common stock in violation of these restrictions will be ineffective to transfer such common stock or any voting, dividend or other rights in respect of such common stock.

Restrictions on the percentage ownership of our outstanding capital stock by non-U.S. citizens may subject the shares held by such non-U.S. citizens to restrictions, limitations and redemption.

Our certificate of incorporation provides that any transfer, or attempted or purported transfer, of any shares of our capital stock that would result in the ownership or control of in excess of 20% of our outstanding capital stock by one or more persons who are not U.S. citizens for purposes of U.S. coastwise shipping will be void and ineffective as against us. In addition, if at any time persons other than U.S. citizens own shares of our capital stock or possess voting power over any shares of our capital stock in excess of 20%, we may withhold payment of dividends, suspend the voting rights attributable to such shares and redeem such shares.

Substantial issuances of our common stock by us could cause our stock price to decline and may dilute the ownership interest in our company of our existing stockholders.

Any issuances of substantial amounts of our common stock in the public market by us, or the perception that these issuances might occur, could lower the market price of our common stock. Further, if we issue additional equity securities to raise additional capital or to acquire other assets or businesses, your ownership interest in our company may be diluted and the value of your investment may be reduced.

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition, and other factors our board of directors deems relevant. Our senior secured credit agreement restricts our ability to pay dividends or other distributions on our equity securities. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose the entire amount of your investment.

The price of our common stock may be volatile.

The market price of our common stock could be subject to significant fluctuations after this offering and may decline below the offering price. You may not be able to resell your shares at or above the offering price. Among the factors that could affect the price of our common stock are:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

•	changes in revenue or earnings estimates;

•	publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	sales of our common stock by stockholders;

•	actions by institutional investors;

•	fluctuations in oil and natural gas prices;

•	general market conditions; and

•	U.S. and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our certificate of incorporation, bylaws and Delaware corporate law contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions will apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. Please read “Description of Capital Stock” for a description of these provisions.

FORWARD-LOOKING INFORMATION

Certain of the statements contained in this prospectus, including the information we incorporate by reference, are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements include information concerning our possible or assumed future financial performance and results of operations, including statements about the following subjects:

•	our ability to enter into new contracts for our rigs and liftboats and future utilization rates for the units;

•	the correlation between demand for our rigs and our liftboats and our earnings and customers’ expectations of energy prices;

•	future capital expenditures and refurbishment, repair and upgrade costs;

•	amounts expected to be paid by insurance proceeds for Rig 21 and the salvage of Rig 25;

•	expected completion times for our refurbishment and upgrade projects;

•	sufficiency of funds for required capital expenditures, working capital and debt service;

•	our plans regarding increased international operations;

•	expected useful lives of our rigs and liftboats;

•	liabilities under laws and regulations protecting the environment;

•	expected outcomes of litigation, claims and disputes and their expected effects on our financial condition and results of operations; and

•	expectations regarding improvements in offshore drilling activity and dayrates, continuation of current market conditions, demand for our rigs and liftboats, operating revenues, operating and maintenance expense, insurance expense and deductibles, interest expense, debt levels and other matters with regard to outlook.

We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly affect expected results, and actual future results could differ materially from those described in such statements. Although it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties described under “Risk Factors” above and the following:

•	oil and natural gas prices and industry expectations about future prices;

•	demand for offshore jackup rigs and liftboats;

•	our ability to enter into and the terms of future contracts;

•	the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East and other oil and natural gas producing regions or further acts of terrorism in the United States, or elsewhere;

•	the impact of governmental laws and regulations;

•	the adequacy of sources of liquidity;

•	uncertainties relating to the level of activity in offshore oil and natural gas exploration, development and production;

•	competition and market conditions in the contract drilling and liftboat industries;

•	the availability of skilled personnel;

•	labor relations and work stoppages, particularly in the Nigerian labor environment;

•	operating hazards such as severe weather and seas, fires, cratering, blowouts, war, terrorism and cancellation or unavailability of insurance coverage;

•	the effect of litigation and contingencies; and

•	our inability to achieve our plans or carry out our strategy.

Many of these factors are beyond our ability to control or predict. Any of these factors, or a combination of these factors, could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. In addition, each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by selling stockholders.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the NASDAQ Global Select Market under the symbol “HERO.” As of November 1, 2006, there were 31 stockholders of record. The following table sets forth, for the periods indicated, the range of high and low sales prices for our common stock:

	Price
	High	Low
2005
Fourth Quarter(1)	$29.26	$20.32
2006
First Quarter	$36.70	$27.68
Second Quarter	$43.89	$29.14
Third Quarter	$36.23	$28.72
Fourth Quarter(2)	$36.97	$28.14

(1)	Reflects trading activity from October 27, 2005 through December 31, 2005.
(2)	Reflects trading activity through November 13, 2006.

On November 13, 2006, the last reported sale price of our common stock on the NASDAQ Global Select Market was $33.76 per share.

We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of:

•	any applicable contractual restrictions limiting our ability to pay dividends;

•	our earnings and cash flows;

•	our capital requirements;

•	our financial condition; and

•	other factors our board of directors deems relevant.

Our senior secured credit agreement restricts our ability to pay dividends or other distributions on our equity securities.

SELLING STOCKHOLDERS

The following table sets forth information as of the date of this prospectus regarding shares beneficially owned by all selling stockholders. To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, upon consummation of this offering, the persons named in the table have sole investment and voting power with respect to the shares of common stock indicated.

Name and Address of Beneficial Owners	Shares Beneficially Owned	Number of Shares to be Sold in Offering	Maximum Number of Shares to be Sold Upon Exercise of Over-Allotment Option(1)	Percentage Beneficially Owned
				Before Offering	After Offering (Assuming No Exercise of Over- Allotment Option)	After Offering (Assuming Exercise of Over- Allotment Option in Full)
LR Hercules Holdings, LP(2)	6,595,127	5,000,000	750,000	20.6%	5.0%	2.6%

Greenhill Capital Partners, L.P.(3)	2,040,495	1,546,979	232,046	6.4	1.5	*

Greenhill Capital, L.P.(3)	651,261	493,825	74,074	2.0	*	*

Greenhill Capital Partners (Executives), L.P.(3)	314,141	238,152	35,723	*	*	*

Greenhill Capital Partners (Cayman), L.P.(3)	291,667	221,044	33,157	*	*	*

*	Represents ownership of less than 1%.
(1)	If the underwriters fully exercise their over-allotment option, then the selling stockholders will sell the number of shares of common stock indicated. If the underwriters partially exercise their over-allotment option, then the number of shares to be sold by each selling stockholder will be allocated pro rata.
(2)	LR2 GP, L.P., the general partner of LR Hercules Holdings, LP, as well as LR2 GP, LLC, which controls the general partner, may be deemed to beneficially own the shares held by LR Hercules Holdings, LP. We have been informed by LR Hercules Holdings, LP that all decisions regarding investments by LR Hercules Holdings, LP are made by an investment committee whose composition may change. No individual has authority to make any such decisions without the approval of the investment committee. The current members of the investment committee are Thomas R. Bates, Jr., John G. Clarkson, Jonathan C. Farber, Mark A. McCall, John T. Reynolds and Lawrence Ross, each of whom disclaims beneficial ownership in the shares held by Lime Rock except to the extent of his pecuniary interest therein. The address of LR Hercules Holdings, LP is c/o Lime Rock Management LP, 518 Riverside Avenue, Westport, Connecticut 06880.
(3)	GCP Managing Partner, L.P., the managing general partner of Greenhill Capital Partners, L.P., Greenhill Capital, L.P., Greenhill Capital Partners (Executives), L.P. and Greenhill Capital Partners (Cayman), L.P. (the “Funds”), as well as Greenhill Capital Partners, LLC, which controls the managing general partner, and Greenhill & Co., Inc., the sole member of Greenhill Capital Partners, LLC, may be deemed to beneficially own the shares held by the Funds. We have been advised by the Funds that all decisions regarding investments by the Funds are made by an investment committee whose composition may change. No individual has authority to make any such decisions without the approval of the investment committee. The current members of the investment committee are Robert H. Niehaus, Scott L. Bok, Robert F. Greenhill, Simon A. Borrows and V. Frank Pottow, each of whom disclaims beneficial ownership in the shares held by the Funds except to the extent of his pecuniary interest therein. The address of the Funds is 300 Park Avenue, New York, New York 10022. Each of the Funds is an affiliate of a registered broker-dealer and has informed us that:
•	it acquired the shares in the ordinary course of business; and
•	at the time the shares were acquired, it had no agreements or understandings, directly or indirectly, with us or any of our affiliates or any person acting on our behalf or on behalf of any of our affiliates to distribute the shares.

We are paying the expenses of the offering by the selling stockholders, including up to $100,000 of the fees and expenses of one law firm representing the selling stockholders, other than the underwriting discounts, commissions and taxes with respect to shares of common stock sold by the selling stockholders and the fees and expenses of any other attorneys, accountants and other advisors separately retained by them.

We have entered into a registration rights agreement with the members of our company at the time of our conversion from a Delaware limited liability company to a Delaware corporation in November 2005. Under the agreement, holders of at least 25% of the registrable securities subject to the agreement may require us to file a registration statement under the Securities Act to register the sale of shares of our common stock, subject to certain limitations, including that the reasonably anticipated gross proceeds must be at least $15.0 million. These stockholders may request a total of three such demand registrations and only one in any six-month period. The offering of shares of common stock contemplated by this prospectus constitutes an exercise of one demand registration. These holders also have the right to cause us to register their registrable securities on Form S-3 if the reasonably anticipated gross proceeds would be at least $10.0 million. In addition, if we propose to register securities under the Securities Act, then the holders who are party to the agreement will have “piggy-back” rights, subject to quantity limitations determined by underwriters if the offering involves an underwriting, to request that we register their registrable securities. There is no limit to the number of these “piggy-back” registrations in which these holders may request their shares be included. We generally will bear the registration expenses incurred in connection with registrations. We have agreed to indemnify these stockholders against certain liabilities, including liabilities under the Securities Act, in connection with any registration effected under the agreement. These registration rights will terminate at the earlier of (1) seven years from the closing date of our initial public offering or (2) with respect to any holder, the date that all registrable securities held by that holder may be sold in a three-month period without registration under Rule 144 of the Securities Act and such registrable securities represent less than one-percent of all outstanding shares of our capital stock.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $.01 per share. The following describes our common stock, preferred stock, certificate of incorporation and bylaws and the rights agreement we have entered into with American Stock Transfer & Trust Company, as rights agent. This description is a summary only. We encourage you to read the complete text of our certificate of incorporation and bylaws and the rights agreement, which we have filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our common stock carries no preemptive or other subscription rights to purchase shares of our stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Our common stock is subject to certain restrictions and limitations on ownership by non-United States citizens. See “—Certificate of Incorporation and Bylaws—Foreign Ownership.”

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rates;

•	whether dividends will be cumulative or non-cumulative;

•	redemption rights;

•	liquidation rights;

•	sinking fund provisions;

•	conversion or exchange rights; and

•	voting rights.

In addition, our preferred stock is subject to certain restrictions and limitations on ownership by non-United States citizens. See “—Certificate of Incorporation and Bylaws—Foreign Ownership.”

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

For purposes of the rights plan described below, our board of directors has designated 2,000,000 shares of preferred stock to constitute the Series A Junior Participating Preferred Stock. For a description of the rights plan, please read “—Stockholder Rights Plan.”

The issuance of shares of capital stock, or the issuance of rights to purchase shares of capital stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in the best interest of our stockholders, the board could authorize the issuance of preferred stock or common stock without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

•	elect directors having terms of office or voting rights greater than those of other directors;

•	convert preferred stock into a greater number of shares of our common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

•	exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Certificate of Incorporation and Bylaws

Election and Removal of Directors

Our board of directors consists of between one and 16 directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors is fixed from time to time by resolution of the board. Our board of directors is divided into three classes serving staggered three-year terms, with only one class being elected each year by our stockholders. At each annual meeting of stockholders, directors are elected to succeed the class of directors whose terms have expired. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, no director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Stockholder Meetings

Our certificate of incorporation and our bylaws provide that special meetings of our stockholders may be called only by the chairman of our board of directors or a majority of the directors. Our certificate of incorporation and our bylaws specifically deny any power of any other person to call a special meeting.

Stockholder Action by Written Consent

Our certificate of incorporation and our bylaws provide that holders of our common stock are not able to act by written consent without a meeting, unless such consent is unanimous.

Amendment of Certificate of Incorporation

The provisions of our certificate of incorporation described above under “—Election and Removal of Directors,” “—Stockholder Meetings” and “—Stockholder Action by Written Consent” may be amended only by the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers, requires the affirmative vote of at least 75% of all directors in office at a meeting called for that purpose; or

•	the affirmative vote of holders of 75% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

Our bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment. We have entered into indemnification agreements with each of our directors that provide that we will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee’s duties on our behalf to the fullest extent permitted under Delaware law and our bylaws.

Foreign Ownership

In order to continue to enjoy the benefits of U.S. flag registry for our liftboats, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Merchant Marine Act of 1936, the Shipping Act of

1916 and applicable federal regulations. Under these regulations, to maintain U.S. citizenship and, therefore, be qualified to engage in U.S. coastwise trade:

•	our president or chief executive officer, our chairman of the board and a majority of a quorum of our board of directors must be U.S. citizens; and

•	at least 75% of the ownership and voting power of each class of our stock must be held by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens, as defined in the Merchant Marine Act, the Shipping Act and applicable federal regulations.

In order to protect our ability to register our liftboats under federal law and operate our liftboats in U.S. coastwise trade, our certificate of incorporation contains provisions that limit foreign ownership of our capital stock to a fixed percentage that is equal to 5% less than the percentage that would prevent us from being a U.S. citizen (currently 25%) for purposes of the Merchant Marine Act and the Shipping Act. We refer to the percentage limitation on foreign ownership as the permitted percentage. The permitted percentage is currently 20%.

Our certificate of incorporation provides that:

•	any transfer, or attempted or purported transfer, of any shares of our capital stock that would result in the ownership or control in excess of the permitted percentage by one or more persons who is not a U.S. citizen for purposes of U.S. coastwise shipping will be void and ineffective as against us; and

•	if, at any time, persons other than U.S. citizens own shares of our capital stock or possess voting power over any shares of our capital stock, in each case (either of record or beneficially) in excess of the permitted percentage, we may withhold payment of dividends on and suspend the voting rights attributable to such shares.

Certificates representing our common stock may bear legends concerning the restrictions on ownership by persons other than U.S. citizens. In addition, our certificate of incorporation permits us to:

•	require, as a condition precedent to the transfer of shares of capital stock on our records, representations and other proof as to the identity of existing or prospective stockholders;

•	establish and maintain a dual stock certificate system under which different forms of certificates may be used to reflect whether the owner thereof is a U.S. citizen; and

•	redeem any shares held by non-U.S. citizens that exceed the permitted percentage at a price based on the then-current market price of the shares.

Anti-Takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Stockholder Rights Plan

We have adopted a preferred share purchase rights plan. Under the plan, each share of our common stock includes one right to purchase preferred stock. The rights will separate from the common stock and become exercisable (1) ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of our outstanding common stock or (2) ten business days following the start of a tender offer or exchange offer that would result in a person’s acquiring beneficial ownership of 15% of our outstanding common stock. A 15% beneficial owner is referred to as an “acquiring person” under the plan. The plan provides that Lime Rock and Greenhill and their respective affiliates will not be acquiring persons under the plan, and therefore, future acquisitions by them would not be subject to the antitakeover effects of the plan.

Our board of directors can elect to delay the separation of the rights from the common stock beyond the ten-day periods referred to above. The plan also confers on our board the discretion to increase or decrease the level of ownership that causes a person to become an acquiring person. Until the rights are separately distributed, the rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates.

After the rights are separately distributed, each right will entitle the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock for a purchase price of $90.00. The rights will expire at the close of business on the tenth anniversary of the effective date of the agreement, unless we redeem or exchange them earlier as described below.

If a person becomes an acquiring person, the rights will become rights to purchase shares of our common stock for one-half the current market price, as defined in the rights agreement, of the common stock. This occurrence is referred to as a “flip-in event” under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. Our board of directors will have the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our stockholders. If the board makes this determination, the purchase of shares under the offer will not be a flip-in event.

If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets, earning power or cash flow are sold or transferred, each holder of a right will have the right to purchase shares of the common stock of the acquiring company at a price of one-half the current market price of that stock. This occurrence is referred to as a “flip-over event” under the plan. An acquiring person will not be entitled to exercise its rights, which will have become void.

Until ten days after the announcement that a person has become an acquiring person, our board of directors may decide to redeem the rights at a price of $.01 per right, payable in cash, shares of our common stock or other consideration. The rights will not be exercisable after a flip-in event until the rights are no longer redeemable.

At any time after a flip-in event and prior to either a person’s becoming the beneficial owner of 50% or more of the shares of our common stock or a flip-over event, our board of directors may decide to exchange the rights for shares of our common stock on a one-for-one basis. Rights owned by an acquiring person, which will have become void, will not be exchanged.

Other than provisions relating to the redemption price of the rights, the rights agreement may be amended by our board of directors at any time that the rights are redeemable. Thereafter, the provisions of the rights agreement other than the redemption price may be amended by the board of directors to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement. No amendment to lengthen the time period for redemption may be made if the rights are not redeemable at that time.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because the board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by the board.

Delaware Business Combination Statute

We have elected to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Listing of Common Stock

Our common is listed on the NASDAQ Global Select Market under the symbol “HERO.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                         , 2006, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	3,592,500
Citigroup Global Markets Inc.	1,077,750
Deutsche Bank Securities Inc.	718,500
Simmons & Company International	718,500
UBS Securities LLC	718,500
Morgan Keegan & Company, Inc.	215,550
Pickering Energy Partners, Inc.	143,700
Howard Weil Incorporated	85,000
Capital One Southcoast, Inc.	85,000
Pritchard Capital Partners, LLC	85,000
Petrie Parkman & Co. Inc.	60,000

Total	7,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of the non-defaulting underwriters may be increased, subject to certain limitations, or this offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,125,000 additional outstanding shares from the selling stockholders at the price to public set forth on the cover page of this prospectus less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock at the price to public set forth on the cover page of this prospectus, and to selling group members at that price less a selling concession of $0.7425 per share. After the initial offering of the shares to the public, the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses the selling stockholders will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by selling stockholders	$1.2375	$1.2375	$9,281,250	$10,673,437
Expenses payable by selling stockholders	—	—	—	—

We estimate that our out-of-pocket expenses for this offering will be approximately $500,000.

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus, except with respect to common stock issued or issuable pursuant to stock options outstanding on the date of this prospectus and common stock and other stock-based awards issued or issuable pursuant to our 2004 long-term incentive plan. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus, except with respect for sales by our officers under a written plan meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on the NASDAQ Global Select Market.

Some of the underwriters and their affiliates have engaged in transactions with, and performed commercial and investment banking financial advisor or lending services for, us and our affiliates from time to time, for which they have received customary compensation and may do so in the future.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus summary in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than £43,000,000 and (3) an annual net turnover of more than £50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the term “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “—Resale Restrictions,” and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of material United States federal income and estate tax considerations applicable to non-U.S. holders relating to the purchase, ownership and disposition of our common stock, which does not purport to be a complete analysis of all the potential tax considerations relating thereto. The rules governing the United States federal income and estate taxation of non-U.S. holders are complex, and no attempt will be made in this prospectus to provide more than a summary of certain of those rules. This summary is based on the Internal Revenue Code of 1986, as amended, Treasury regulations, rulings and pronouncements of the Internal Revenue Service, and judicial decisions as of the date of this prospectus. These authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those described in this summary. We have not sought any ruling from the IRS with respect to the statements made and conclusions reached in this summary, and there can be no assurance that the IRS will agree with these statements and conclusions.

This summary is addressed only to persons who are non-U.S. holders who hold our common stock as a capital asset. As used in this discussion, “non-U.S. holder” means a beneficial owner of our common stock that for United States federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States;

•	a partnership, or any other entity treated as a partnership for United States federal income tax purposes;

•	a corporation, or any other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust (1) if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

An individual is treated as a resident of the United States in any calendar year for United States federal income tax purposes if the individual is present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending on the last day of the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for United States federal income tax purposes as if they were United States citizens.

This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction or the effect of any tax treaty. In addition, this discussion does not address tax considerations that are the result of a holder’s particular circumstances or of special rules, such as those that apply to holders subject to the alternative minimum tax, financial institutions, tax-exempt organizations, insurance companies, dealers or traders in securities or commodities, regulated investment companies, real estate investment trusts, certain former citizens or former long-term residents of the United States, or persons who will hold our common stock as a position in a hedging transaction, “straddle” or “conversion transaction.” If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock, then the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner is encouraged to consult its tax advisor as to its consequences.

THIS DISCUSSION DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions on Our Common Stock

Distributions on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent not paid from our current or accumulated earnings and profits, distributions on our common stock will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in our common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock.

Dividends paid on our common stock to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or a lower rate specified by an applicable treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Internal Revenue Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will generally be required to complete IRS Form W-8BEN (or valid substitute or successor form) and certify under penalties of perjury that such holder is not a United States person as defined under the Internal Revenue Code. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities and to non-U.S. holders whose stock is held through certain foreign intermediaries.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to a treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Dispositions of Our Common Stock

A non-U.S. holder will generally not be subject to United States federal income tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of our common stock unless:

•	the gain is effectively connected with the conduct of a trade or business in the United States (and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder); in these cases, the non-U.S. holder will be subject to tax on the net gain derived from the disposition in the same manner as if the non-U.S. holder were a United States person as defined in the Internal Revenue Code, and if the non-U.S. holder is a foreign corporation, it may be subject to the additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable treaty;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year in which the disposition occurs and certain other conditions are met; in these cases, the individual non-U.S. holder will be subject to a flat 30% tax on the gain derived from the disposition, which tax may be offset by United States source capital losses, even though the individual is not considered a resident of the United States; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the non-U.S. holder’s holding period for our common stock and the five year period ending on the date of disposition.

We are not currently and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. If we become a “United States real property holding corporation,” a non-U.S. holder may, in certain circumstances, be subject to United States federal income tax on the disposition of our common stock.

Certain United States Federal Estate Tax Considerations

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise.

Information Reporting and Backup Withholding

Dividends paid to a non-U.S. holder may be subject to information reporting and United States backup withholding. A non-U.S. holder will be exempt from backup withholding if such non-U.S. holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying that such stockholder is a non-U.S. person or otherwise meets documentary evidence requirements for establishing that such stockholder is a non-U.S. person or otherwise qualifies for an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If a non-U.S. holder sells its common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such stockholder outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting will generally apply to a payment of sale proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that:

•	is a United States person for United States tax purposes;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for United States tax purposes; or

•	is a foreign partnership, if at any time during its tax year (1) one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or (2) the foreign partnership is engaged in a United States trade or business, unless the broker has documentary evidence in its files that the non-U.S. holder is a non-U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. In such circumstances, backup withholding will not apply unless the broker has actual knowledge or reason to know that the seller is not a non-U.S. holder.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless such non-U.S. holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying that such stockholder is a non-U.S. person or otherwise establishes an exemption.

A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such stockholder’s United States tax liability by timely filing a properly completed claim for refund with the IRS.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Baker Botts L.L.P., Houston, Texas, for the selling stockholders by Fulbright & Jaworski L.L.P., Houston, Texas, and Maples and Calder, Georgetown, Cayman Islands, and for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated balance sheets of Hercules Offshore, Inc. and its subsidiaries as of December 31, 2004 and 2005 and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for the period from inception (July 27, 2004) to December 31, 2004 and for the year ended December 31, 2005 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering. The documents we incorporate by reference are:

•	our annual report on Form 10-K for the year ended December 31, 2005;

•	our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006;

•	our current reports on Form 8-K as filed with the SEC on January 30, 2006, March 2, 2006, April 4, 2006, April 7, 2006, May 5, 2006, June 14, 2006, August 14, 2006, August 24, 2006, November 2, 2006, November 3, 2006 and November 13, 2006, in each case other than information furnished under Item 2.02, 7.01 or 9.01 of Form 8-K; and

•	the description of our common stock (including the related preferred share purchase rights) contained in our registration statement on Form 8-A as filed with the SEC on October 21, 2005, as that description may be updated from time to time.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning us at the following address:

Hercules Offshore, Inc.

11 Greenway Plaza, Suite 2950

Houston, Texas 77046

Telephone: (713) 979-9300

Attention: Investor Relations